UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                                Kirkland's, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    497498105
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                                 (CUSIP Number)


                               September 24, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                    [ ] Rule 13d-1(b)
                    [X] Rule 13d-1(c)
                    [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   497498105
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Mr. Philip C. Timon
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)                             (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
    by Each Reporting Person With     (5)  Sole Voting Power:         1,872,794*
                                           -------------------------------------
                                      (6)  Shared Voting Power:               0
                                           -------------------------------------
                                      (7)  Sole Dispositive Power:    1,872,794*
                                           -------------------------------------
                                      (8)  Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,872,794*
--------------------------------------------------------------------------------

(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)    N/A
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(11) Percent of Class Represented by Amount in Row (9):  9.5%*
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(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
*As of September 24, 2007 (the "Reporting Date"), Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,872,794 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's, Inc., a Tennessee corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,872,794 Shares, or approximately 9.5%, of the Shares deemed issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships. THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON
SCHEDULE 13G.

THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY MR. PHILIP C. TIMON (THE "REPORTING PERSON") ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS
ELIGIBLE  TO REPORT THE SHARES  BENEFICIALLY  OWNED BY THE  REPORTING  PERSON ON
SCHEDULE 13G.



Item 1(a).  Name Of Issuer:   Kirkland's, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           805 North Parkway, Jackson, TN 38305


Item 2(a). Name of Person Filing:  Mr. Philip C. Timon

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            1515 Market Street, Suite 2000, Philadelphia, PA 19102

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:  Common Stock, no par value per share

Item 2(e).  CUSIP No.:  497498105


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

          (a)  Amount Beneficially Owned (as of September 24, 2007):  1,872,794*

          (b)  Percent of Class (as of September 24, 2007)               9.5%*


*As of September 24, 2007 (the "Reporting Date"), Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,872,794 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's, Inc., a Tennessee corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,872,794 Shares, or approximately 9.5%, of the Shares deemed issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships. THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON
SCHEDULE 13G.

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote          1,872,794*

               (ii) shared power to vote or to direct the vote                0

               (iii) sole power to dispose or to direct the
                     disposition of                                   1,872,794*

               (iv) shared power to dispose or to direct the
                    disposition of                                            0


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





*As of September 24, 2007 (the "Reporting Date"), Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,872,794 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's, Inc., a Tennessee corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,872,794 Shares, or approximately 9.5%, of the Shares deemed issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships. THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON
SCHEDULE 13G.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           October 2, 2007


                                           /s/ Philip C. Timon
                                           -------------------------------------
                                           Philip C. Timon,  in his  capacity as
                                           sole  managing  member  of  Endowment
                                           Capital Group, LLC,  the sole general
                                           partner  of  Endowment Capital,  L.P.
                                           and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)